FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2006

Phinder Technologies Inc.
(Formerly known as Digital Rooster.com Ltd.)
(Exact name of registrant's name in English)

366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2
(Address of principal executive offices)

(416) 815-1771
(Registrant’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of June 30, 2006. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PHINDER TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2006 and 2005
(Expressed in Canadian Dollars)

UNAUDITED - PREPARED BY MANAGEMENT

PHINDER TECHNOLOGIES INC.

Responsibility for Financial Statements

The accompanying unaudited interim consolidated financial statements for Phinder Technologies Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the annual March 31, 2006 audited consolidated financial statements of Phinder Technologies Inc. Only changes in accounting information have been disclosed in these interim financial statements. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7. There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

Auditor Involvement

Under National Instrument 51-102, Part 4, subsection 4.2(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor,

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditors have not performed a review of these financial statements.

/s/ John van Arem
Chief Executive Officer/Chief Financial Officer

/s/ Wayne Doss
Director

August 14, 2006

PHINDER TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

FOR THE PERIODS ENDED	June 30,	March 31,
	2006	2006
ASSETS
CURRENT
Cash	$483,448	$457,558
Accounts receivable (Note 3)	1,136,622	1,201,791
Prepaid expenses and other sundry receivables	1,053,103	1,286,577
	2,673,173	2,945,926

PROPERTY AND EQUIPMENT	42,599	50,933
INTANGIBLE ASSET	350,400	350,400
	$3,066,172	$3,347,259

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	1,463,400	$2,477,003
Convertible notes payable	86,080	86,080
Loans payable	179,000	23,360
Convertible debentures	1,603,740	666,344
Due to shareholders	28,510	78,850
	3,360,730	3,331,637

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK (Note 4)	6,775,403	5,723,101
SUBSCRIPTIONS RECEIVED	-	420,480
CONTRIBUTED SURPLUS (Note 4b)	1,588,286	1,349,027
DEFICIT	(8,658,247)	(7,476,986)
	(294,558)	15,622
	$3,066,172	$3,347,259

See Accompanying Notes

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

FOR THE PERIODS ENDED JUNE 30,	2006	2005

REVENUES	$2,421,548		$333,814

COST OF REVENUES	1,206,365		483,074

GROSS PROFIT	1,215,183		(149,260)

EXPENSES
Administrative	880,569		159,205
Selling	339		120
Consulting services	997,147		154,177
Computer	19,340		31,806
Management fees	187,772		37,500
Web hosting contract	-		90,000
Financing	101,974		28,800
Interest	200,969		28,005
Early contract termination	-		51,000
Amortization of capital assets	8,334		3,886

NET LOSS	$(1,181,261)		$(733,759)

LOSS PER SHARE
(basic and fully diluted)	$(0.021)	$	(0.031)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES	55,058,369		23,995,945

See Accompanying Notes

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

FOR THE PERIODS ENDED JUNE 30	2006		2005

Deficit, beginning of period	$	(7,476,986)	$(5,068,453)
Net Loss for the period		(1,181,261)	(733,759)
Deficit, end of period		$(8,658,247)	$(5,802,212)

See Accompanying Notes

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

FOR THE PERIODS ENDED JUNE 30	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,181,261)	$(733,759)
Items not affecting cash:
Amortization of capital assets	8,334	3,887
Consulting services paid by issuance of shares	343,598	94,800
Director fees paid by issuance of shares	29,802	-
Network maintenance costs paid by issuance of shares	7,446	-
Loan interest paid by issuance of shares	7,242	-
Salaries paid by issuance of shares	4,448	-
Financing fees paid by issuance of shares	91,928	37,800
Purchase of concept and contracts by issuance of shares	-	90,000
Contract termination by issuance of shares	-	51,000
Rent paid by issuance of shares	(7,293)	17,040
Stock-based compensation	239,259	-
	(456,497)	(439,232)
Net change non-cash operating assets and liabilities (Note 5)	(784,751)	3,245
CASH USED IN OPERATING ACTIVITIES	(1,241,248)	(435,987)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares subscribed	(420,480)	153,597
Convertible debentures	937,396	117.775
Increase/(decrease) in advances from shareholders	(50,339)	116,225
Increase/(decrease) in loans payable	155,640	(5,000)
Issuance of capital stock	644,921	105,250
CASH PROVIDED BY FINANCING ACTIVITIES	1,267,138	487,847

NET CHANGE IN CASH	25,890	51,860
CASH - Beginning of period	457,558	2,723
CASH - End of period	$483,448	$54,583

See Accompanying Notes

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

For the period ended June 30, 2006 and 2005

During April 1 to June 30, 2006, the Company entered into the following non-cash transactions:

Operating and Financing Activities

•	50,000 common shares were issued in payment for network maintenance valued at $7,446.

•	1,050,000 common shares were issued in payment for consulting services valued at $184,400.

•	800,000 common shares were issued in payment for directors’ fees for fiscal 2007, with $29,802 expensed during the quarter.

•	620,000 common shares were issued in payment of financing fees valued at $91,928.

•	60,000 common shares were issued in payment of loan interest valued at $7,242

•	30,000 common shares were issued in payment of employee termination agreements valued at $4,448.

•	40,000 common shares issued during the fiscal year ended March 31, 2006 and valued at $7,293 were cancelled.

•	Stock-based compensation valued at $239,259 was recognized.

•	$159,198 in consulting services were released from prepaid expenses for shares issued in fiscal 2006.

During April 1 to June 30, 2005, the Company entered into the following non-cash transactions:

Operating and Financing Activities

•	1,580,000 common shares were issued in payment for consulting services valued at $94,800.

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

•	1,500,000 common shares were issued in payment for a web hosting contract valued at $90,000.

•	80,000 common shares were issued in payment of rent valued at $17,040.

•	530,000 common shares were issued in payment for financing fees valued at $37,800.

•	850,000 common shares were issued in payment for the early termination of a contract valued at $51,000.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

1.	Basis of Presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in the annual audited financial statements. The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as the annual audited consolidated financial statements at March 31, 2006. Accordingly, these consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2006. As described in the notes to the March 31, 2006 financial statements, the Company has retroactively adopted the fair value method to account for its stock based compensation for employees. The required adjustment was reflected in the March 31, 2006 financial statements. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7.

Going Concern Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past four years and the working capital deficiency as at March 31, 2006, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

2.	Significant Accounting Policies

The Company has prepared the consolidated financial statements in accordance with Canadian fenerally accepted accounting principles )GAAP) using the same basis of presentation outlined in Note 2 to the annual consolidated financial statements for the year ended March 31, 2006.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

3.	Accounts Receivable

	2006	2005
Accounts receivable, gross	$1,817,150	$179,549
Less Allowance for doubtful accounts	(680,528)	(54,925)
Accounts receivable, net	$1,136,622	$124,624

4.	Capital Stock

a)	Capital Stock

Authorized and issued

Authorized:

Unlimited common shares

Issued:

	Number	Amount
Balance as at March 31, 2006	54,940,662	$5,723,101
Issued for cash	4,948,801	644,921
Issued for consulting services	1,050,000	184,400
Issued for network maintenance	50,000	7,446
Issued for directors’ fees	800,000	119,210
Issued for financing fees	620,000	91,928
Issued for employee termination agreements	30,000	4,448
Issued for loan interest	60,000	7,242
Cancelled shares originally issued for rent	(40,000)	(7,293)
Balance as at June 30, 2006	62,459,463	$6,775,402

b)	Contributed Surplus

The following table summarizes the activity in the contributed surplus account:

Amount
Balance as at March 31, 2006	$1,349,027
Stock-based compensation	239,259
Balance as at June 30, 2006	$1,588,286

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

c)	Stock Options

The following table summarizes the activity for the Company’s stock options program:

	Number of Shares	Avg. Weighted Exercise Price
Outstanding as at March 31, 2006	8,665,000	$0.12
Granted	1,030,000	0.10
Expired	(500,000)	0.10
Outstanding Balance as at June 30, 2006	9,195,000	$0.11

These options expire at various dates between January 2007 and February 2009.

d)	Stock Warrants

The following table summarizes the activity for the Company’s stock warrants:

	Number	Exercise Price	Expiry Date
Balance as at March 31, 2006	7,907,769
Granted	541,730	$0.20	October 2006
Granted	55,556	0.22	May 2007
Granted	339,723	0.20	April 2007
Granted	96,923	0.20	April 2009
Exercised	(80,000)	0.15
Balance as at June 30, 2006	8,861,701

e)	Stock-based compensation

The following table shows the assumptions to determine the stock-based compensation expense using the Black-Scholes option-pricing model:

	June 30, 2006	June 30, 2005
Compensation Expense	$239,259	-
Number of stock options granted	1,020,000	-
Risk-free interest rate	4.0%	-
Expected life in years	1.0	-
Expected volatility	78.6% to 100.4%	-
Expected dividend rate	0.0%	-

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

5.	Supplemental Cash Flow Disclosures

The net change in non-cash operating assets and liabilities consists of:

	2006	2005
(Increase)/decrease in accounts receivable	$65,169	$(115,260)
Increase)/decrease in prepaid expenses	163,684	2,237
Increase/(decrease) in accounts payable	(1,013,604)	116,268
	$(784,751)	$3,245

Interest paid	$200,969	$28,005

6.	Business Segments and Geographical Information

The Company considers that its operations fall principally into one business segment, namely the provision of entry-level e-commerce, hosting and e-marketing solutions to small business owners. Operations are in one geographic area, that beng the United States.

7.	Canadian and United States Accounting Principles Differences

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Reconciliation of significant differences between accounting principles generally accepted in Canada and the United States.

a)
Under U.S. GAAP, the Company is required to present a Statement of Changes in Shareholders’ Equity. There are no adjustments required to bring our statements into line with U.S. GAAP. Changes in Shareholders’ Equity are detailed in Note 4.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

7.	Canadian and United States Accounting Principles Differences - continued

b)
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires the company to report and display information related to comprehensive income for the company. Comprehensive income consists of net income and all other changes in Shareholders’ Equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains and losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

c)
Under SEC Regulation S-X, the Company is required to disclose cost of revenues applicable to each category of revenue separate. The Company has only one revenue stream, that being revenue generated from web-based technology, as outlined in Note 6.

d)	Accounting changes

In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy is recorded retroactively by restating prior year’s financial statements.

U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.

e)	Accounts receivable

U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements. Such information is provided in Note 3.

f)
Information as to products, geographic markets, significant estimates and concentrations. U.S. GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 6.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

7.	Canadian and United States Accounting Principles Differences - continued

g)	Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

The following is a summary:

U.S. GAAP	Canadian GAAP
Deferred income taxes	Future income taxes

Depreciation of tangible	Amortization
capital assets

Excess of cost over fair	Goodwill
value of net assets acquired

h)	Recent accounting pronouncements

U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

(i)
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 200, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The Company will adopt this standard effective January 1, 2006. The effect of the adoption of his standard will depend on the nature of future accounting changes and the nature of

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED JUNE 30, 2006

7.	Canadian and United States Accounting Principles Differences - continued

transitional guidance provided in future accounting pronouncements.

ii)
In December 2004, the Financial Accounting Standard Boards ("FASB") issued Statements No. 123 (R), Share - Based Payments that will require compensation costs related to share based payment transactions to be recognized in the financial statements. The Company is in compliance with this ruling and stock-based compensation is being booked when stock options are granted.

iii)
In November 2004, the FASB issued Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. As we are not a manufacturing company, this ruling has no affect upon our financial position.

8.	Subsequent Events

On July 20, 2006 the Company announced the acquisition of KBD Enterprises, Inc. KBD is a wholesale provider of Voice over Internet Protocol (“VOIP”). The purchase price of the acquisition is $300,000 in cash and 2,000,000 common shares, with additional cash and share payments based upon revenue and profit performance.

PHINDER TECHOLOGIES INC.
(FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)

Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf

"John A. van Arem"
Chief Executive Officer of
Phinder Technologies Inc.

Registrant

“John A. van Arem”
Chief Financial Officer of
Phinder Technologies Inc

Registrant

Date: August 14, 2006